Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 23, 2014
TO THE PROSPECTUS DATED APRIL 15, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 7 dated October 15, 2014, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of AMLI at McGinnis Ferry, a residential property located in Suwanee, Georgia.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of October 17, 2014, we had received and accepted investors’ subscriptions for and issued 4,852,606 shares of our common stock in our public offering, resulting in gross offering proceeds of $72,209,969.
As of October 17, 2014, 61,836,603 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of AMLI at McGinnis Ferry
On October 10, 2014, STAR McGinnis Ferry, LLC, or STAR McGinnis, our indirect wholly-owned subsidiary, entered into an Assignment and Assumption of Purchase and Sale Agreement with Steadfast Asset Holdings, Inc., an affiliate of our advisor, whereby STAR McGinnis assumed the Purchase and Sale Agreement, or the Purchase Agreement, dated as of July 9, 2014, as amended, relating to the acquisition of a 696-unit multifamily residential community located in Suwanee, Georgia, commonly known as AMLI at McGinnis Ferry, or the McGinnis property, from a third party seller for an aggregate purchase price of $98,500,000, excluding closing costs. On October 16, 2014, we acquired a fee simple interest in the McGinnis property through STAR McGinnis pursuant to the Purchase Agreement.
Financing and Fees
STAR McGinnis financed the payment of the purchase price for the McGinnis property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $73,660,600 from Berkadia Commercial Mortage LLC, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae Multifamily Delegated Underwriting and Servicing Loan Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “loan.” For additional information on the terms of the loan, see “—Loan” below.

An acquisition fee of approximately $1,100,000 was earned by our advisor in connection with the acquisition of the McGinnis property. A financing coordination fee of approximately $737,000 was earned by our advisor in connection with the financing of the McGinnis property.

Description of the McGinnis Property
The McGinnis property was constructed in two phases in 1998 and 2002 and consists of 40 residential buildings, two leasing offices and two clubhouses situated on an approximately 86-acre site. The garden-style property is comprised of 208 one-bedroom units, 372 two-bedroom units and 116 three-bedroom units that average 1,217 square feet with an average monthly rent of $1,068. Apartment amenities at the McGinnis property include nine-foot ceilings, double crown moldings, designer kitchens and baths, maple or oak cabinetry, ceramic accent tiles, availability of high-speed internet access and large walk-in closets. In addition, select units have fireplaces, ceiling fans, built-in wine racks, open breakfast bars, kitchen pantries, oversized garden tubs, double-sink bathroom vanities, large utility rooms with full-size washer/dryer connections, guest powder rooms, oversized balconies and exterior storage. Property amenities at the McGinnis property include two resort-style swimming pools, a 24-hour fitness center, three lighted tennis courts, walking and bicycle trail, executive business center and conference room, resident activity center with gourmet kitchen, kids activity room, two clothes care centers, two car care facilities and two expansive playgrounds. As of October 1, 2014, the McGinnis property was approximately 97% occupied. We have initiated the process to re-name the McGinnis property to “The Residences on McGinnis Ferry.”
As part of its value enhancement strategy, STAR McGinnis intends to make strategic, interior enhancements when turning the apartment homes between residents at the McGinnis property, including upgrading appliances and flooring. Management believes the McGinnis property is adequately covered by insurance and is suitable for its intended purposes.
The McGinnis property is located in a suburb northeast of Atlanta, Georgia. The McGinnis property faces competition from other multifamily apartment properties located in the greater Atlanta, Georgia market.
For federal income tax purposes, we estimate that the depreciable basis in the McGinnis property will be approximately $89 million. We will depreciate buildings based upon an estimated useful life of 40 years.

Loan
In connection with the acquisition of the McGinnis property, STAR McGinnis borrowed $73,660,600 from the lender pursuant to the loan. The loan has a 120-month term with a maturity date of November 1, 2024. STAR McGinnis paid a loan origination fee of $368,303 to the lender in connection with the loan.

Interest on the outstanding principal balance of the loan accrues at an initial rate of 1.85%, and an interest payment of $113,560 is due and payable on December 1, 2014. Beginning December 1, 2014 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the loan that accrues at the one-month London Interbank Offered Rate (LIBOR) plus 1.70%, as further described in the loan agreement, will be due and payable on the first day of each month. In addition, beginning on December 1, 2019 and continuing until the maturity date, a monthly payment of principal in the amount of $113,399 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the loan is due and payable in full on the maturity date.
STAR McGinnis may voluntarily prepay all of the unpaid principal balance of the loan and all accrued interest thereon and other sums due to the lender under the loan documents following the first year of the loan, provided that STAR McGinnis provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the loan.
The performance of the obligations of STAR McGinnis under the loan is secured by a Multifamily Deed to Secure Debt, Assignment of Leases and Rents and Security Agreement with respect to the McGinnis property. Additionally, pursuant to an Assignment of Management Agreement, STAR McGinnis assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the loan documents.
In connection with the acquisition of the McGinnis property, STAR McGinnis also entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR McGinnis agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against all actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the McGinnis property or any other property from which hazardous materials derived or allegedly derived from the McGinnis property, (2) any actual or alleged violation of any environmental laws applicable to the McGinnis property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR McGinnis, (4) any failure by STAR McGinnis to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR McGinnis is personally liable under the loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Property
On the closing date, STAR McGinnis and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive leasing agent and manager of the McGinnis property. Pursuant to the Property Management Agreement, STAR McGinnis is to pay the property manager a monthly management fee in an amount equal to 2.50% of the McGinnis property’s gross collections (as defined in the Property Management Agreement) for such month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Property Management Agreement. STAR McGinnis may terminate the Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR McGinnis also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the McGinnis property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Construction Management Services Agreement may be terminated by either party with 30 days prior written notice to the other party.

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